UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934

WIMM-BILL-DANN FOODS OJSC
(Name of Issuer)

FOUR AMERICAN DEPOSITARY SHARES, EACH REPRESENTING ONE SHARE OF COMMON STOCK, PAR VALUE 20 RUSSIAN RUBLES PER SHARE
(Title of Class of Securities)

97263M109 (AMERICAN DEPOSITARY SHARES)
(CUSIP Number)

Thomas H. Tamoney, Jr. PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577 Tel: (914) 253−3623
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 97263M109

1.	Name of Reporting Persons PepsiCo, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power -0-
	8.	Shared Voting Power 3,398,293.75 ordinary shares (including ordinary shares underlying ADSs) (See Item 5)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 3,398,293.75 ordinary shares (including ordinary shares underlying ADSs) (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,398,293.75 ordinary shares (including ordinary shares underlying ADSs) (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 7.72% (See Item 5)
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 97263M109

1.	Name of Reporting Persons Pepsi-Cola (Bermuda) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power -0-
	8.	Shared Voting Power 3,398,293.75 ordinary shares (including ordinary shares underlying ADSs) (See Item 5)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 3,398,293.75 ordinary shares (including ordinary shares underlying ADSs) (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,398,293.75 ordinary shares (including ordinary shares underlying ADSs) (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 7.72% (See Item 5)
14.	Type of Reporting Person (See Instructions) CO

Item 1.  Security and Issuer

This statement relates to the ordinary shares, par value 20 Russian rubles per ordinary share (the “Shares”), of Wimm-Bill-Dann Foods OJSC, a joint stock company organized under the laws of the Russian Federation (the “Issuer”), having its principal executive offices at 16/15 Yauzsky Boulevard, Moscow 10928, Russian Federation.  The Shares are traded on the New York Stock Exchange through an American Depositary Shares facility in which four American Depositary Shares of the Issuer (the “ADSs”) represent one Share.  Each reference herein to Shares refers also (where applicable) to the corresponding ADSs representing such Shares.

Item 2.  Identity and Background

(a) This Schedule 13D is being filed jointly on behalf of PepsiCo, Inc. (“PepsiCo”), a North Carolina corporation, and Pepsi-Cola (Bermuda) Limited, a company organized under the laws of Bermuda and a wholly owned subsidiary of PepsiCo (“PCBL”, together with PepsiCo, the “Reporting Persons”).

Each Reporting Person is principally engaged as a holding company for various entities engaged in the beverage and snack food industries. The address of the principal business and the principal office of PepsiCo is 700 Anderson Hill Road, Purchase, NY 10577.  The address of the principal business and the principal office of PCBL is Clarendon House, 2 Church Street, Hamilton, HM 11, Bermuda.

The name, business address, citizenship and present principal occupation or employment of each executive officer and director of each Reporting Person are set forth on Schedules A and B, respectively, attached hereto and incorporated herein by reference.

(b) See (a) above.

(c) See (a) above.

(d) None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other persons listed on Schedules A and B attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years.

(e) During the past five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other persons listed on Schedules A and B attached hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See (a) above.

Item 3.  Source and Amount of Funds or Other Consideration

The description of the Purchases set forth in Item 4 below is incorporated herein by reference in its entirety into this Item 3.  The funding required for the aggregate purchase price payable in connection with the Purchases was obtained from working capital.

Item 4.  Purpose of Transaction

On December 1, 2010, PepsiCo and PCBL entered into a Purchase Agreement (the “Purchase Agreement”, filed as Exhibit 99.1 hereto) with Gavril A. Yushvaev, David Iakobachvili, Mikhail V. Dubinin, Sergei A. Plastinin, Alexander S. Orlov, Mikhail I. Vishnaykov, Aladaro Limited, Tony D. Maher, Dmitry Ivanov, Wimm Bill Dann Finance Cyprus Ltd., a wholly owned subsidiary of the Issuer, and Wimm-Bill-Dann Finance Co. Ltd., a wholly owned subsidiary of the Issuer (each, a “Seller” and collectively, the “Sellers”), pursuant to which PCBL will acquire ADSs, Global Depositary Shares and Shares of the Issuer from the Sellers representing, in the aggregate,

28,992,309 Shares (“Transaction Securities”) of the Issuer for approximately $3.8 billion in cash (the “Transaction”).

Certain Sellers and other parties have entered into pledge and similar agreements for the benefit of PCBL with respect to Transaction Securities to secure their obligations under the Purchase Agreement (the “Pledge Agreements”, which are filed as Exhibits 99.2, 99.3 and 99.4 hereto).

Consummation of the Transaction is subject to various conditions, including the absence of legal prohibitions and the receipt of certain regulatory approvals.  Consummation of the Transaction is not subject to a financing condition.

The Purchase Agreement contains termination rights for both PCBL and the Sellers.  The Purchase Agreement automatically terminates if the consummation of the transactions contemplated by the Purchase Agreement has not occurred within 7 months after the signing date.  The Purchase Agreement restricts the right of Sellers to transfer their Shares for specified periods if the Purchase Agreement is terminated under certain circumstances.

The foregoing summary of the Purchase Agreement and Pledge Agreements and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Purchase Agreement and Pledge Agreements, which are attached hereto as Exhibits 99.1 through 99.4 and incorporated herein by reference.

From December 2, 2010 to December 17, 2010, to increase its investment in the Issuer, PCBL acquired an aggregate of 13,593,175 ADSs through open market purchases on the New York Stock Exchange for an aggregate purchase price (excluding commissions) of approximately $432,136,341.73, as more fully described on Schedule C hereto (the “Purchases”).
The Reporting Persons may take such further actions as they deem appropriate with respect to the investments in the Issuer that could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule D, including the acquisition of additional ADSs in privately negotiated or open market transactions depending on market conditions, acquiring additional ADSs and Shares following completion of the Transaction at such time and on such terms as are mandated by Russian law, a change to the present board of directors of the Issuer, a change to the present capitalization or dividend policy of the Issuer, the delisting of the Issuer’s securities from the New York Stock Exchange, and a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

Item 5.  Interest in Securities of the Issuer

(a) Based on the Issuer’s Annual Report on Form 20−F for the period ended December 31, 2009, as of April 20, 2010, the Issuer had 44,000,000 Shares outstanding. Percentage figures are based on this number of shares outstanding.  For purposes of Rule 13d−3 promulgated under the Exchange Act, PCBL and PepsiCo, as ultimate parent of PCBL, may each be deemed to beneficially own 3,398,293.75 Shares, or approximately 7.72% of the outstanding Shares.

(b) By virtue of the relationships reported under Item 2 of this statement, PepsiCo, as ultimate parent of PCBL, may be deemed to have shared voting and dispositive power with respect to the Shares owned by PCBL.

(c) Information concerning transactions in Shares by any Reporting Persons during the past 60 days is set forth on Schedule C.

(d) By virtue of the relationships described in Item 2 of this statement, PepsiCo, as ultimate parent of PCBL, may be deemed to have the power to direct the receipt of dividends declared on the Shares held by PCBL and the proceeds from the sale of such Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The descriptions of the Purchase Agreement and the Pledge Agreements set forth in Item 4 above are incorporated herein by reference in their entirety into this Item 6.

Item 7.  Material to be Filed as Exhibits

Exhibit No.	Exhibit Name

99.1
Purchase Agreement, dated December 1, 2010 among PepsiCo, Inc., Pepsi-Cola (Bermuda) Limited, Gavril A. Yushvaev, David Iakobachvili, Mikhail V. Dubinin, Sergei A. Plastinin, Alexander S. Orlov, Mikhail I. Vishnaykov, Aladaro Limited, Tony D. Maher, Dmitry Ivanov, Wimm Bill Dann Finance Cyprus Ltd. and Wimm-Bill-Dann Finance Co. Ltd. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of PepsiCo, Inc. filed December 2, 2010).

99.2
Agreement on Pledge of Shares, dated December 1, 2010 among Pepsi-Cola (Bermuda) Limited, Gavril A. Yushvaev, Mikhail V. Dubinin, Alexander S. Orlov, Mikhail I. Vishnaykov, Aladaro Limited, Tony D. Maher, Dmitry Ivanov, Wimm Bill Dann Finance Cyprus Ltd. and Wimm-Bill-Dann Finance Co. Ltd.

99.3	Custody Agreement, dated December 1, 2010 among Pepsi-Cola (Bermuda) Limited, JP Morgan Chase Bank, National Association and Wimm Bill Dann Finance Cyprus Ltd.

99.4	Share Charge, dated December 1, 2010 between Pepsi-Cola (Bermuda) Limited and Wimm Bill Dann Finance Cyprus Ltd.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:

PEPSICO, INC.

By:	/s/ Thomas H. Tamoney, Jr.
	Name:	Thomas H. Tamoney, Jr.
	Title:	Senior Vice President, Deputy General Counsel and Assistant Secretary

PEPSI-COLA (BERMUDA) LIMITED

By:	/s/ Mary-Lynn Robinson
	Name:	Mary-Lynn Robinson
	Title:	President

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF PEPSICO, INC.

     The following is a list of the directors and executive officers of PepsiCo, Inc. (“PepsiCo”), setting forth the business address and present principal occupation or employment for each such person. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to PepsiCo and each individual is a United States citizen.

Name	Business Address	Present Principal Occupation
Zein Abdalla+	PepsiCo, Inc.	CEO, PepsiCo Europe
700 Anderson Hill Rd.
Purchase, NY 10577
Saad Abdul-Latif++	PepsiCo, Inc. 700 Anderson Hill Rd Purchase, NY 10577	CEO, PepsiCo Asia, Middle East Africa
Peter A. Bridgman+ Shona L. Brown*+++	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577 PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Senior Vice President and Controller Senior Vice President, Business Operations, Google, Inc.

Albert P. Carey	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	CEO and President, Frito-Lay North America

John C. Compton	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	CEO, PepsiCo Americas Foods

Ian M. Cook*+	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Chairman, President and CEO, Colgate-Palmolive Company

Massimo F. d’Amore++++	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	CEO, PepsiCo Beverages Americas

Dina Dublon*	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Former Executive Vice President and Chief Financial Officer of JPMorgan Chase & Co.

Victor J. Dzau*	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Chancellor for Health Affairs at Duke University and President and CEO of the Duke University Health System

Eric J. Foss	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	CEO, Pepsi Beverages Company

Name	Business Address	Present Principal Occupation

Richard Goodman	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Executive Vice President, Global Operations

Ray L. Hunt*	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Chairman of the Board, President and Chief Executive Officer, Hunt Consolidated, Inc.

Alberto Ibargüen*	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	President and Chief Executive Officer of the John S. and James L. Knight Foundation

Hugh F. Johnston	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Chief Financial Officer

Mehmood Khan	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	CEO, Global Nutrition Group & SVP, Chief Scientific Officer

Arthur C. Martinez*	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Former Chairman of the Board, President and Chief Executive Officer of Sears, Roebuck and Co.

Indra K. Nooyi*	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Chairman and CEO

Sharon Percy Rockefeller*	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	President and Chief Executive Officer WETA Public Stations

James J. Schiro*	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Former Chief Executive Officer of Zurich Financial Services

Larry D. Thompson	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Senior Vice President, Government Affairs, General Counsel and Secretary

Lloyd G. Trotter*	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Managing Partner, GenNx360 Capital Partners

Cynthia M. Trudell	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Senior Vice President, Human Resources and Chief Personnel Officer

Daniel Vasella*+++++	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Chairman of the Board of Novartis AG

*	Director

+ Zein Abdalla, Peter A. Bridgman and Ian M. Cook are citizens of the United Kingdom.
++ Saad Abdul-Latif is a citizen of Jordan.
+++ Shona L. Brown is a citizen of Canada.
++++ Massimo d’Amore is a citizen of Italy.
+++++ Daniel Vasella is a citizen of Switzerland.

SCHEDULE B

EXECUTIVE OFFICERS AND DIRECTORS OF PEPSI-COLA (BERMUDA) LIMITED

The following is a list of the directors and executive officers of Pepsi-Cola (Bermuda) Limited, setting forth the business address and present principal occupation or employment for each such person. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to PepsiCo, Inc. and each individual is a United States citizen.

Name	Business Address	Present Principal Occupation
John C.R. Collis**+	Clarendon House	Director, Conyers Dill & Pearman
2 Church Street
Hamilton HM 11 Bermuda

Scott Davis+++	Clarendon House 2 Church Street Hamilton HM 11 Bermuda	Corporate Manager, Conyers Dill and Pearman

Michael G. Frith*+	Clarendon House 2 Church Street Hamilton HM 11 Bermuda	Director, Conyers Dill & Pearman

Mary-Lynn Robinson*++++	Anderson Hill Insurance Ltd. Corner House, 4th Floor 20 Parliament Street Hamilton, HM 12 Bermuda	President, Pepsi-Cola (Bermuda) Limited

Julie E. McLean**	Clarendon House 2 Church Street Hamilton HM 11 Bermuda	Director, Conyers Dill & Pearman

Melinda Brown*	PepsiCo Chicago 555 W. Monroe St. Chicago, IL 60661	Vice President and Controller, PepsiCo Beverages Americas

Thomas H. Tamoney, Jr.*	PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	Senior Vice President, Deputy General Counsel and Assistant Secretary, PepsiCo, Inc.

Lennaert ten Cate++++	63 Kew Road Richmond Surrey TW9 2QL United Kingdom	Vice President, Tax, EMEA and Asia Pacific

*Director
**Alternate Director
+ John C.R. Collis, Michael Frith and Julie E. McLean and are citizens of the United Kingdom
++ Scott Davis is a citizen of Canada
+++ Mary-Lynn Robinson is a citizen of Bermuda
++++ Lennaert ten Cate is a citizen of the Netherlands

SCHEDULE C

TRANSACTIONS IN SHARES OF THE ISSUER DURING THE PAST 60 DAYS BY PCBL

The table below summarizes open market purchases on the New York Stock Exchange by PCBL during the days indicated.

Date	Aggregate Number of ADSs Purchased	Average Price Per ADS	Aggregate Purchase Price
December 2, 2010	3,465,966	$31.2838	$108,428,587.15
December 3, 2010	1,000,000	$31.5402	$31,540,200.00
December 6, 2010	782,455	$31.8984	$24,959,062.57
December 7, 2010	1,325,259	$31.9963	$42,403,384.54
December 8, 2010	1,543,171	$31.9400	$49,288,881.74
December 9, 2010	600,000	$31.8767	$19,126,020.00
December 10, 2010	316,463	$31.9231	$10,102,480.00
December 13, 2010	977,615	$31.9537	$31,238,416.43
December 14, 2010	1,016,651	$31.9895	$32,522,157.16
December 15, 2010	507,457	$32.0105	$16,243,952.30
December 16, 2010	513,578	$32.0915	$16,481,488.39
December 17, 2010	1,544,560	$32.2433	$49,801,711.45

Total	13,593,175	$31.7907	$432,136,341.73